LATAM AIRLINES GROUP S.A.

Presidente Riesco 5711, 20th Floor

Las Condes

Santiago, Chile

VIA EDGAR AND EMAIL

July 22, 2016

Susan Block, Esq.

John Stickel, Esq.
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	LATAM Airlines Group S.A. Registration Statement on Form F-4 Filed May 26, 2016
File No. 333-211652

Dear Ms. Block and Mr. Stickel:

Reference is made to the Registration Statement on Form F-4 (File No. 333-211652), which was filed with the SEC on May 26, 2016 (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) the Company's Class A and Class B Certificates Series 2015-1 (collectively, the “New Certificates”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Company's outstanding Class A and Class B Certificates Series 2015-1 (collectively, the “Old Certificates”), which were privately placed with Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Natixis Securities Americas LLC on May 14, 2015 and were not registered under the Securities Act.

The Company hereby informs the Staff that it is registering the Pass Through Certificates, Series 2015-1 in reliance on the Staff position enunciated Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), as well as the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and makes the following representations:

(i) The Company has not entered into any arrangement or understanding with any person to distribute the New Certificates to be received in the Exchange Offer and, to the best of the Company's information and belief, each entity participating in the Exchange Offer is acquiring the New Certificates in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Certificates to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Certificates to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii) The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Certificates acquired for its own account as a result of market-making activities or other trading activities, and who receives New Certificates in exchange for such Old Certificates pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Certificates, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Certificates held by the broker-dealer).

(iii) The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Certificates; and (ii) if the exchange offeree is a broker-dealer holding Old Certificates acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Certificates received in respect of such Old Certificates pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Certificates or the New Certificates within the meaning of the Securities Act.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at 011 (5622) 565-8959.

Very truly yours,

/s/ Claudia Alejandra Pavez Gonzalez

Claudia Alejandra Pavez Gonzalez,

Associate General Counsel – Corporate and Contracts

cc:	Clifford Chance US LLP Gary Brooks

Emily DiStefano

Clark Spencer

Rebecca Isaacs